LINCOLN INTERNATIONAL CORPORATION

                                 AUGUST 6, 2004

      I, Richard Frockt, do hereby resign as an officer of Lincoln International Corporation and from the Board of Directors of Lincoln International Corporation effective upon the appointment of Derek Caldwell and Sam Masri to the Board of Directors of Lincoln International Corporation.


                                       /s/ RICHARD FROCKT
                                       RICHARD FROCKT